Exhibit (a)(5)(Z)

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

PATRICK PLUMLEY, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
AEROHIVE NETWORKS, INC., DAVID K.	)	CLASS ACTION
FLYNN, FRANK J. MARSHALL, INGRID	)
BURTON, REMO E. CANESSA, CURTIS E.	)
GARNER III, JOHN GORDON PAYNE,	)
CONWAY RULON-MILLER, EXTREME	)
NETWORKS, INC., and CLOVER MERGER	)
SUB, INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.    This action stems from a proposed transaction announced on June 26, 2019 (the “Proposed Transaction”), pursuant to which Aerohive Networks, Inc. (“Aerohive” or the “Company”) will be acquired by Extreme Networks, Inc. (“Parent”) and Clover Merger Sub, Inc. (“Merger Sub,” and collectively with Parent, “Extreme”).

2.    On June 26, 2019, Aerohive’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Extreme. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of Aerohive’s outstanding common stock for $4.45 per share in cash. The Tender Offer is scheduled to expire on August 8, 2019.

3.    On July 12, 2019, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4.    The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5.    This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6.    This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.    Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.    Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Aerohive common stock.

9.    Defendant Aerohive is a Delaware corporation and maintains its principal executive offices at 1011 McCarthy Boulevard, Milpitas, California 95035. Aerohive’s common stock is traded on the New York Stock Exchange under the ticker symbol “HIVE.”

10.    Defendant David K. Flynn is Chief Executive Officer and Chairman of the Board of the Company.

11.    Defendant Frank L. Marshall is Lead Director of the Company.

12.    Defendant Ingrid Burton is a director of the Company.

13.    Defendant Remo E. Canessa is a director of the Company.

14.    Defendant Curtis E. Garner III is a director of the Company.

15.    Defendant John Gordon Payne is a director of the Company.

16.    Defendant Conway Rulon-Miller is a director of the Company.

17.    The defendants identified in paragraphs 10 through 16 are collectively referred to herein as the “Individual Defendants.”

18.    Defendant Parent is a Delaware corporation and a party to the Merger Agreement.

19.    Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

20.    Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Aerohive (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21.    This action is properly maintainable as a class action.

22.    The Class is so numerous that joinder of all members is impracticable. As of June 21, 2019, there were approximately 57,369,022 shares of Aerohive common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23.    Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26.    Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

27.    Aerohive has designed and developed a leading cloud networking platform and product portfolio using cloud management, machine learning, and artificial intelligence to simplify and secure the access network.

28.    The Company’s Cloud-Managed Wireless, Switching, Routing, and Security technologies provide unrivalled flexibility in deployment, management, and licensing.

29.    The Company is credited with pioneering Controller-less WiFi and Cloud Management, delivering continuous innovation at Cloud-speed that constantly challenges the industry norm.

30.    The Company’s innovations and global cloud footprint radically simplify Access Network operation for 30,000+ customers and 10+ million daily users.

31.    On June 26, 2019, Aerohive’s Board caused the Company to enter into the Merger Agreement with Extreme.

32.    Pursuant to the terms of the Merger Agreement, Merger Sub commenced the Tender Offer to acquire all of Aerohive’s outstanding common stock for $4.45 per share in cash.

33. According to the press release announcing the Proposed Transaction:

Extreme Networks, Inc. (Nasdaq: EXTR), a software- driven networking company, and Aerohive Networks (NYSE: HIVE), a pioneer in cloud-managed networking, today announced they have entered into a definitive agreement under which Extreme will acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Accounting for Aerohive’s net cash balance of $62 million at the end of March, the deal is equivalent to an enterprise value of $210 million. The acquisition of Aerohive will add critical cloud management and edge capabilities to Extreme’s portfolio of end-to-end, edge to cloud networking solutions. It will provide a strong subscription revenue stream and strengthen Extreme’s position in wireless LAN at a critical technology transition to Wi-Fi 6. Extreme expects the acquisition to be accretive to non-GAAP earnings per share starting in fiscal year 2020. . . .

Terms of the Agreement

The acquisition is structured as an all-cash tender offer for all outstanding common stock of Aerohive, followed by a merger of a wholly-owned subsidiary of Extreme with and into Aerohive. Under the terms of the merger agreement, Extreme will commence a tender offer to acquire all of the outstanding shares of Aerohive’s common stock at a price of $4.45 per share in cash, representing an aggregate purchase price of $272 million, plus the assumption of unvested options and restricted stock units. The Board of Directors of both Extreme and Aerohive have unanimously approved the terms of the merger agreement, and the Board of Directors of Aerohive has resolved to recommend that Aerohive’s stockholders accept the offer once it is commenced. The acquisition is not subject to a financing condition and Extreme expects to fund the acquisition from a combination of available cash and committed debt financing. The acquisition is subject to customary conditions, including the tender of the majority of the outstanding shares of Aerohive’s common stock and regulatory approvals in the U.S. and Germany. The acquisition is expected to close during Extreme’s first quarter of the fiscal year 2020.

Latham & Watkins LLP acted as legal advisor to Extreme. Evercore Group LLC acted as financial advisor to Aerohive and Wilson Sonsini Goodrich & Rosati, Professional Corporation acted as legal advisor to Aerohive.

34.    The Merger Agreement contains a “no solicitation” provision that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Sections 5.3(a) and 5.3(b) of the Merger Agreement provide:

(a)    The Company shall and shall cause each of the Company Subsidiaries and its Representatives to (i) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal or Competing Inquiry and (ii) within five (5) Business Days after the date hereof, request each Person that has previously executed a confidentiality agreement within six (6) months of the date hereof in connection with such Person’s consideration of a Competing Proposal to return to the Company or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of the Company or any Company Subsidiary.

(b)    From and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, the Company shall not and shall cause each of the Company Subsidiaries and its and their Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information in a manner that would reasonably be expected to lead to a Competing Proposal or Competing Inquiry) any Competing Proposal or Competing Inquiry, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding (other than, in response to an inquiry not solicited in breach of this Section 5.3, solely informing the Person making such inquiry of the existence of the provisions contained in this Section 5.3 or to the extent necessary to ascertain facts or clarify terms with respect to a Competing Proposal in order for the Company Board to be able to have sufficient information to make the determination described in Section 5.3(c)), or furnish to any other Person any information or afford to any other Person access to the business, properties, assets, books, records or any personnel of the Company or its Subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or Competing Inquiry, (iii) approve, endorse, recommend, execute or enter into, or publicly propose to approve, endorse, recommend, execute or enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar Contract (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”), (iv) take any action to make the provisions of any Takeover Statute (including Section 203 of the DGCL) or any applicable anti-takeover provision in the Company’s organizational documents inapplicable to any transactions contemplated by a Competing Proposal, (v) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by the Company in respect of or in contemplation of a Competing Proposal (other than to the extent the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, that failure to take any such actions under this Section 5.3(b)(vi) would be reasonably likely to result in a breach of its fiduciary duties under applicable Law) or (vi) propose, resolve or agree to do any of the foregoing.

35.    Additionally, the Company must promptly advise Extreme of any proposals or inquiries received from other parties. Section 5.3(d) of the Merger Agreement states:

From and after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, the Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company, any Company Subsidiary or any of their Representatives receiving (i) any Competing Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary that would reasonably be expected to lead to a Competing Proposal, other than, for the avoidance of doubt, requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or Competing Inquiry, or (iii) any Competing Inquiry or request for discussions or negotiations regarding any Competing Proposal. In connection with such notice, the Company shall indicate the identity of such Person or group of Persons, provide a description of the material terms and conditions of any such Competing Inquiry, Competing Proposal, request for information and provide a copy of all material written materials provided by such Third Party in connection with such Competing Inquiry, Competing Proposal, or request, including any modifications thereto. Thereafter, the Company shall keep Parent informed (orally and in writing) on a current basis (and in any event at Parent’s written request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Competing Inquiry, Competing Proposal, or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of all material written materials received by the Company or its Subsidiaries or their respective Representatives relating thereto. Neither the Company nor any Company Subsidiary will enter into any confidentiality agreement or other Contract with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.3.

36.    Moreover, the Merger Agreement contains a “fiduciary out” provision permitting the Board to change its recommendation of the Proposed Transaction under extremely limited circumstances, and grants Extreme a “matching right” with respect to any “Superior Offer” made to the Company. Section 5.3(e) and (f) of the Merger Agreement provide:

(e)    From and after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, except as expressly permitted by this Section 5.3(e) and subject in all respects to Section 5.3(f), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify the Company Board Recommendation, (ii) fail to include the Company Board Recommendation in the Schedule 14D-9, (iii) if a tender offer or exchange offer for shares of capital stock of the Company other than the Offer is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company, shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof or fail to reaffirm the Company Board Recommendation within two (2) Business Days after Parent so requests in writing (provided that Parent may only make one such request per Competing Proposal), (iv) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Proposal made or received after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII (any of the actions described in clauses (i) through (iv) of this Section 5.3(e), an “Adverse Recommendation Change”) or (v) cause or permit the Company or any Company Subsidiary to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, the Company Board shall be permitted to effect any Adverse Recommendation Change (x) of a type described in clause (i) above solely with respect to a Superior Proposal, subject to compliance with Section 5.3(f), if the Company Board (A) has received a bona fide written Competing Proposal that the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and the Purchaser pursuant to Section 5.3(f) and (B) determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law or (y) in response to an Intervening Event, the Company Board determines in good faith, after consultation with its legal advisors, that failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties under applicable Law; provided, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless the Company (A) provides Parent with a written description of such Intervening Event in reasonable detail, (B) keeps Parent reasonably informed of material developments with respect to such Intervening Event, (C) notifies Parent in writing at least four (4) Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor and (D) during such four (4) Business Day period, either (1) Parent does not make a bona fide proposal to amend the terms of this Agreement or (2) Parent makes a bona fide proposal to amend the terms of this Agreement that the Company Board considers in good faith, but following which the Company Board again determines in good faith, after consultation with its legal advisors and taking into account the terms of such proposal, that failure to make an Adverse Recommendation Change as a result of the applicable Intervening Event would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

(f)    From and after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII , the Company Board shall not be entitled to effect an Adverse Recommendation Change with respect to a Superior Proposal unless (i) none of the Company, any Company Subsidiary or any of their Representatives has breached this Section 5.3 in any material respect as relates to such Superior Proposal, including with respect to any related Competing Proposal or Competing Inquiry (ii) the Company has provided written notice (a “Notice of Superior Proposal”) to Parent and the Purchaser that the Company intends to take such action, which notice includes an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the Third Party making the Superior Proposal) and copies of all relevant documents (other than immaterial correspondence by electronic mail) relating to such Superior Proposal, (iii) during the four (4) Business Days period following Parent’s and the Purchaser’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause the its Representatives to, negotiate with Parent and the Purchaser in good faith (to the extent Parent and the Purchaser desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal would cease to constitute a Superior Proposal and (iv) following the end of the four (4) Business Days period, the Company Board shall have determined in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent and the Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 5.3(f); provided, however, that for purposes of this sentence, references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period.

37.    The Merger Agreement also provides for a “termination fee” of $11.4 million payable by the Company to Extreme if the Individual Defendants cause the Company to terminate the Merger Agreement.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

38.    Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

39.    As set forth below, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

40.    First, the Solicitation Statement omits material information regarding the Company’s financial projections.

41.    The Solicitation Statement fails to disclose: (i) all line items used to calculate EBITDA and EBIT; and (ii) a reconciliation of all non-GAAP to GAAP metrics.

42.    The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

43.    Second, the Solicitation Statement omits material information regarding the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Evercore Group LLC (“Evercore”).

44.    With respect to Evercore’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the terminal value for Aerohive; (ii) Evercore’s basis for applying a perpetuity growth rate of 2.5% to 4.5%; (iii) the individual inputs and assumptions underlying the range of discount rates from 11.5% to 13.5%; and (iv) Aerohive’s net debt.

45.    With respect to Evercore’s Premium Paid Analysis, the Solicitation Statement fails to disclose: (i) the transactions observed by Evercore in the analysis; and (ii) the premiums paid in the transactions.

46.    With respect to Evercore’s Research Analyst Price Targets analysis, the Solicitation Statement fails to disclose: (i) the price targets for the Company; and (ii) the sources thereof.

47.    When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

48.    Third, the Solicitation Statement fails to disclose the terms of the non-disclosure agreement executed by the Company and Party B.

49.    The omission of the above-referenced material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

50.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

51.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

52.    Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

53.    Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

54.    The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

55.    The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

56.    By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

57.    The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

58.    Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

59.    By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

60.    Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

61.    Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

62.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

63.    Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

64.    Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

65.    The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

66.    Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

67.    The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

68.    Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and Extreme)

69.     Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

70.    The Individual Defendants and Extreme acted as controlling persons of Aerohive within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of Aerohive and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

71.    Each of the Individual Defendants and Extreme was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

72.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

73.    Extreme also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

74.    By virtue of the foregoing, the Individual Defendants and Extreme violated Section 20(a) of the 1934 Act.

75.    As set forth above, the Individual Defendants and Extreme had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

76.    As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

77.    Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.    Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.    Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.    Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.    Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.    Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: July 16, 2019		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
OF COUNSEL:		Brian D. Long (#4347)
Gina M. Serra (#5387)
RM LAW, P.C.		300 Delaware Avenue, Suite 1220
Wilmington, DE 19801
Richard A. Maniskas		Telephone: (302) 295-5310
1055 Westlakes Drive, Suite 300		Facsimile: (302) 654-7530
Berwyn, PA 19312		Email: bdl@rl-legal.com
Telephone: (484) 324-6800		Email: gms@rl-legal.com
Facsimile: (484) 631-1305
Email: rm@maniskas.com		Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF

I, Patrick Plumley (“Plaintiff”), hereby declare as to the claims asserted under the federal securities laws that:

1.    Plaintiff has reviewed the complaint and authorizes its filing.

2.    Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff’s counsel or in order to participate in any private action.

3.    Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, and I will testify at deposition or trial, if necessary. I understand that this is not a claim form and that I do not need to execute this Certification to share in any recovery as a member of the class.

4.    Plaintiff’s purchase and sale transactions in the Aerohive Networks, Inc. (NYSE: HIVE) security that is the subject of this action during the class period is/are as follows:

PURCHASES

Buy Date	Shares	Price per Share

2/26/19	100	$4.90

SALES

Sell Date	Shares	Price per Share

Please list additional transactions on separate sheet of paper, if necessary.

5.    Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including Plaintiff, any co-owners, any corporations or other entities, and/or any beneficial owners).

6.    During the three years prior to the date of this Certification, Plaintiff has not moved to serve as a representative party for a class in an action filed under the federal securities laws.

7.    Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 16th day of July, 2019.

Patrick Plumley

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